UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )

Computer Task Group, Incorporated
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)

205477102
(CUSIP Number)

Askeladden Capital Management LLC

14 Sunrise Ct.
Trophy Club, Texas 76262
682-553-8302

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 205477102


1	NAME OF REPORTING PERSONS
 	Askeladden Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [ ]       (b)  [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	WC, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)
 	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Texas

NUMBER OF	7 	SOLE VOTING POWER
SHARES			-0-
BENEFICIALLY  	8	SHARED VOTING POWER
OWNED BY		785,720*
EACH		9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON		10	SHARED DISPOSITIVE POWER
WITH			785,720*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	785,720*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.0%**

14	TYPE OF REPORTING PERSON
 	IA

*Represents 785,720 shares of Common Stock of the Issuer held by client accounts of Askeladden Capital Management LLC, ('Askeladden') the investment adviser.

**This calculation is based on 15,712,451 shares of Common Stock of the Issuer outstanding as of November 4, 2022, as disclosed in the Issuer's Form 10-Q, filed with the SEC on November 8, 2022, for the quarterly period ended September 30, 2022.


CUSIP No. 205477102


1	NAME OF REPORTING PERSONS
 	Samir Patel***

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [ ]       (b)  [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	WC, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)
 	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF	7 	SOLE VOTING POWER
SHARES			-0-
BENEFICIALLY  	8	SHARED VOTING POWER
OWNED BY		785,720*
EACH		9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON		10	SHARED DISPOSITIVE POWER
WITH			785,720*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 	785,720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.0%**

14	TYPE OF REPORTING PERSON
 	IA

***Samir Patel is the Principal of Askeladden. Askeladden client accounts are the record and direct beneficial owner of the securities covered by this statement. As the Principal of Askeladden, Mr. Patel may be deemed to beneficially own the securities covered by this statement.


The following constitutes the Schedule 13D (the 'Schedule 13D' or the 'Statement') filed by the undersigned.

Item 1.		Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Issuer's Common Stock, $0.01 par value ('Common Stock'), of Computer Task Group, Incorporated, a corporation organized under the laws of the State of New York (the 'Issuer'). The principal executive office of the Issuer is located at 300 Corporate Parkway, Suite 214N, Amherst, New York.

Item 2.		Identity and Background.

a)
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), on behalf of each of the following reporting persons (each, a 'Reporting Person' and collectively, the 'Reporting Persons'): Askeladden Capital Management, LLC, a Texas limited liability company, and Samir Patel.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

b)
The address of the principal business and the principal office of the Reporting Persons is 14 Sunrise Ct. Trophy Club, Texas 76262.

c)
Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.

d)
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)
Askeladden is organized under the laws of the State of Texas.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the 'Listed Persons') is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.


Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchases of Common Stock by Askeladden, on behalf of its clients, including brokerage commissions, was approximately $6,886,638 (including shares held in Askeladden client accounts for Mr. Patel). The source of funds for the shares of Common Stock acquired for the accounts of Askeladden's clients were funds of such clients.

Item 4.		Purpose of the Transaction.

This is the initial Schedule 13D filing as the Reporting Persons crossed the applicable reporting threshold on March 3, 2023. The shares of Common Stock covered by this statement were originally acquired by the Reporting Persons beginning November 2021 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. Subsequent events have led the Reporting Persons to advocate for certain actions by the Issuer as described below.

The Reporting Persons began acquiring shares of the Issuer with the belief that shares were materially undervalued and have continued accumulating shares over time. The Reporting Persons think the Issuer's fundamental results have been strong, highlighted by expanding margins, a highly strategic and accretive acquisition, and strong organic growth guidance for 2023 despite material and well-publicized headwinds to the tech sector and the broader economy.

Unfortunately, the share price has declined further over the past year, leaving shares trading at an extremely discounted multiple relative to peers. The Reporting Persons believe the market still fails to appreciate the Issuer's transformation away from a commoditized staffing business into a differentiated, higher-margin Solutions business that benefits from the secular growth of technology.

The Reporting Persons are supportive of the Issuer's fundamental strategy and think that the Issuer's management team and Board of Directors have adeptly repositioned the Issuer and driven solid results despite a challenging environment. However, the Reporting Persons believe there is room for improvement in the areas of capital allocation and investor relations. The Reporting Persons have had friendly conversations with the Chairman of the Board about these topics, and believe the Issuer should seriously consider the following actions:

	a)
	The Reporting Persons believe the Issuer should buy back a significant
	percentage of shares outstanding to take advantage of the valuation disconnect
	currently present. While the Reporting Persons are supportive of the Issuer's
	acquisition strategy, they believe the Issuer's cash reserves on the balance
	sheet, combined with a cash-generative, capital-light business model, provide
	sufficient resources for such action.

	b)
	The Reporting Persons believe the Issuer should significantly expand its
	investor relations effort to better publicize its transformation, via avenues
	such as A) hosting an Investor Day, B) attending more investor conferences,
	and C) potentially replacing the Issuer's investor relations firm with one
	that can attract more analyst coverage and connect the Issuer with more
	prospective investors through non-deal-roadshows, among other practices.

The Reporting Persons have no plans to seek a Board of Directors seat at this time and are supportive of the Issuer's current strategy, which they believe is well-conceptualized and capably executed. The Reporting Persons think the Issuer is on a value-creating path; nonetheless, a few small actions could materially increase both near-term and long-term shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer's management, Board of Directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider or advocate for, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer if applicable; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or, as applicable, any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; and (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (g) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (g) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (g) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.


Item 5.		Interest in Securities of the Issuer.

a)
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

b)
Number of shares as to which each Reporting Person has

i.
sole power to vote or direct the vote
See Item 7 on the cover page(s) hereto.

ii.
shared power to vote or direct the vote
See Item 8 on the cover page(s) hereto.

iii.
sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.

iv.
shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.


The Reporting Persons own directly the shares of Common Stock reported in this
Schedule 13D and each of them has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock directly owned by them.

As the investment manager of its clients' funds, Askeladden may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned in each client account.

Askeladden does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned directly in client accounts.

The Reporting Persons have shared voting power and sole dispositive power with regard to 785,720 shares of Common Stock.

c)
The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was executed through the open market.

d)
Not applicable as all of the shares of Common Stock that are indicated as beneficially owned by Askeladden are beneficially owned by Askeladden on behalf of its investment advisory clients. In all cases, persons other than Askeladden have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

e)
Not applicable.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.


Item 6.		Contracts, Arrangements, Understandings or Relationships with
		Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.


Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated March 10, 2023, by and among Askeladden
	Capital Management LLC and Samir Patel (filed herewith).

99.2	Schedule A - Additional information including the transactions effected
	by the Reporting Persons in the Common Stock during the past 60 days.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	March 10, 2023	Askeladden Capital Management, LLC
	By:	 /s/ Samir Patel

 Name:  Samir Patel
Title:   Managing Member

Samir Patel
      /s/ Samir Patel




Schedule A

Additional Information

Reporting Person: Askeladden Capital Management LLC

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 14 Sunrise Ct. Trophy Club, Texas 76262. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

      				 Askeladden Capital Management LLC

Name		Title				Principal Occupation		Citizenship

Samir Patel	Principal/Managing Member	Principal of Askeladden 	United States
						Capital Management LLC



Beneficial Ownership of Each Director, Executive Officer and
Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.


Name			Aggregate 	Percentage of 	Sole Power	Shared Power	Sole Power	Shared
			Number		Class		to Vote		to Vote		to Dispose	Power to
													Dispose

Samir Patel		785,720*	5%		0		785,720*	0		785,720*

Askeladden Capital 	785,720*	5%		0		785,720*	0		785,720*
Management, LLC


*Includes 7,085 shares of Common Stock of the Issuer held by Samir Patel individually.

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 14 Sunrise Ct. Trophy Club, Texas 76262. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

       Askeladden Capital Management LLC

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

01/03/2023		1,295				7.27
01/09/2023		2,335				7.26
01/10/2023		8,008				7.30
02/22/2023		1,440				7.31
02/24/2023		319				7.53
03/03/2023		14,416				7.70